ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang Town
Jiashan County, Zhejiang Province 314117
People’s Republic of China

November 14, 2013

VIA CORRESPONDENCE

Mr. Kevin L. Vaughn, Accounting Branch Chief

Ms. Tara Harkins, Staff Accountant

Ms. Lynn Dicker, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 26, 2013

File No.: 001-33911

Dear Mr. Vaughn, Ms. Harkins and Ms. Dicker,

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comment contained in the letter dated November 5, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response letter dated October 24, 2013 to the Commission’s comments, dated September 27, 2013, on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2012 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 53

-Critical Accounting Policies, page 63

-Impairment of Long-lived Assets, page 65

1.	We note your response to prior comment 1. Please explain to us in more detail why you believe that the downstream expansion into the module business did not represent an impairment indicator for the long-lived assets utilized in the production of solar wafers. Refer to the guidance in paragraph 360-10-35-21 of the FASB Accounting Standard Codification.

The Company respectfully submits that it considers the guidance in ASC 360-10-35-21 in determining the point at which long-lived assets should be tested for recoverability. The Company did not view the downstream expansion into the module business in 2012 in and of itself an impairment indicator for the long-lived assets utilized in the production of solar wafers as the downstream expansion did not represent an adverse change in the manner in which the solar wafer manufacturing assets were to be used, nor was the expansion expected to result in a sale or other disposition of any of such long-lived assets. On the contrary, the Company believes its change in business focus to develop the branded module business to generate higher margins was made possible by leveraging the existing solar wafer production capability to effectively expand into the downstream business of module production. As noted in the Company’s prior response to the Staff’s comment dated September 27, 2013, the Company has historically maintained high levels of utilization of its solar wafer manufacturing assets. However, the sharp decrease in the average selling prices (“ASPs”) of solar wafers which was experienced in the latter half of 2012 was not envisaged at the time the decision was made to focus on the module business. That said, in accordance with the guidance in ASC 360-10-35-21, the Company did consider the significant decrease in margins to be an indicator of impairment and tested the solar wafer asset group for recoverability in accordance with the guidance in ASC 360-10-35-17 as of September 30, 2012 and again as of December 31, 2012. As of each date tested, the Company concluded that the solar wafer manufacturing asset group was recoverable. Accordingly, even if the Company had considered the change in business focus to be an indicator of impairment, this would not have changed the conclusion.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 (573) 8477-3321 or +86 (21) 6280-9360 or our U.S. counsel, Benjamin Su at Kirkland & Ellis, at +852 3761-3306.

Very truly yours,

By: /s/ Henry Wang

Name: Henry Wang
Title: Chief Financial Officer

cc:	David Zhang, Kirkland &Ellis

Benjamin Su, Kirkland & Ellis

Lawrence Jin, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Wilson Liu, Deloitte Touche Tohmatsu Certified Public Accountants LLP